UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On February 15, 2023, Pagaya Technologies Ltd. (“Pagaya”) issued a press release titled “Pagaya Reports Fourth Quarter and Full Year 2022 Results,” in which Pagaya reported its unaudited financial results for the quarter and fiscal year ended December 31, 2022 (the “unaudited financial results”). A copy of that press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference. The unaudited financial results are subject to completion of final audit adjustments, and therefore could differ from the financial results in the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2022.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on Pagaya’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including statements regarding the finalization of any adjustments identified by the Company’s auditors in the course of their review and audit, as applicable, of the Company's financial statements for the fourth fiscal quarter and fiscal year ended December 31, 2022. For a discussion of risk factors that may cause Pagaya’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to Pagaya’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” section contained herein. Except as required by law, Pagaya undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing Pagaya’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated February 15, 2023, titled “Pagaya Reports Fourth Quarter and Full Year 2022 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: February 15, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer